John D. Hancock
Boston Office
617.832.1201
January 12, 2007	jhancock@foleyhoag.com
Via EDGAR
Mr. Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Progress Software Corporation
Schedule TO-I filed December 22, 2006, as amended
SEC File No. 005-42022
Dear Mr. Pressman:
     On behalf of Progress Software Corporation, a Massachusetts corporation (the “Company”), I am writing to respond to your comment letter dated January 8, 2007 relating to the above-referenced filing (the “Schedule TO”). For your convenience, I have restated your comments in italics below. Capitalized terms that are not defined in this letter have the meanings given to them in the Schedule TO.
SEC Comment:
1.    We note your statement that a “eligible participant” is any person to whom you have granted eligible options and is subject to taxation in the United States. Please explain whether “eligible participant” includes former employees. If so, please explain why you believe the inclusion of former employees is consistent with the March 21, 2001 Global Exemptive Order for issuer exchange offers that are conducted for compensatory purposes.
The Company’s Response:
     For purposes of the Schedule TO, the term “eligible participant” does include a limited number of former employees whose employment with the Company was recently terminated. For the reasons explained below, the Company believes that the inclusion of these former employees as persons eligible to participate in the tender offer

Mr. Michael Pressman
January 12, 2007

is consistent with the SEC’s March 21, 2001 Global Exemptive Order for issuer exchange offers that are conducted for compensatory reasons (the “Exemptive Order”).
     The Company plans under which eligible options were issued generally provide that employees whose employment is terminated by the Company (other than for cause) have a period of 90 days after termination of employment in which to exercise stock options held by them, to the extent those options were vested on the date of termination. As of the date of this letter, the Company estimates that, of approximately 425 “eligible participants” in the tender offer, 21 participants, or approximately 5%, are former employees whose employment was terminated by the Company within 90 days before the anticipated expiration of the tender offer on January 24, 2007. This group of former employees includes one individual whose employment was terminated after the commencement of the tender offer. (In contrast, options held by employees who voluntarily leave the Company terminate on the last day of employment. No employees who have voluntarily left the Company or who voluntarily leave the Company before the expiration of the tender offer are or will be eligible to participate in the tender offer, since none of their options will be outstanding at the expiration of the tender offer.)
     The Exemptive Order provides specific relief from Rule 13e-4(f)(8)(i), the “all-holders rule,” and Rule 13e-4(f)(8)(ii), the “best price rule,” for issuer exchange offers conducted for compensatory purposes. In the absence of the Exemptive Order, issuers conducting an exchange offer for compensatory purposes would be required to comply with each of these rules. The all-holders rule provides that “[n]o issuer or affiliate shall make a tender offer unless: (i) [t]he tender offer is open to all security holders of the class of securities subject to the tender offer.” On its face, the all-holders rule applies to persons in their capacity as “security holders” and does not differentiate among security holders based on their employment status. The all-holders rule was adopted pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, which was added to Section 13 as part of the Williams Act amendments. See Regulation of Issuer Tender Offers, Exchange Act Release No. 14234, 42 Fed. Reg. 63066, 63066 (December 14, 1977). Rule 13e-4 was originally adopted “to prevent fraudulent, deceptive or manipulative acts or practices,” id., and as so adopted included an earlier version of the all-holders rule. Id. at 63069 (Original Rule 13e-4(b)(4) provided that “[t]he tender offer shall be made to all securityholders of the class of securities subject thereto”). The Company believes that the all-holders rule was adopted in part to prevent unjustified differential treatment of persons in substantially similar situations. Accordingly, when deciding which option holders to include in the tender offer, the Company endeavored to comply with the spirit of the all-holders rule by including all similarly situated option holders, regardless of employment status. The Company believes that former employees who are expected to hold vested and unexpired options at the conclusion of the tender offer are similarly situated to current employees who are expected to hold vested and unexpired options at the conclusion of the tender offer.
     The Company believes that the inclusion of former employees in the tender offer is entirely consistent with the Exemptive Order. The Exemptive Order uses the word

Mr. Michael Pressman
January 12, 2007

“employee” primarily to refer to “employee stock options” or “employee benefit plans.” In fact, the only other use of the word “employee” occurs in the second sentence of the Exemptive Order, which states: “These exchange offers are conducted to reprice the employees’ options for compensatory purposes.” The Company does not believe that this single use of the word “employee” in a general statement introducing the subject of the Exemptive Order should be read to imply that “employee” was intended to mean only current employees and not both current and former employees, at least in the context of a tender offer such as the Company’s. In fact, the operative language of the Exemptive Order (the last sentence of the second paragraph) makes reference only to “employee stock options” and does not mention the employment status of any eligible participant: “the Commission hereby grants an exemption from Rules 13e-4(f)(8)(i) and (ii) for exchange offers for employee stock options that meet the following conditions...” All of the eligible options that are the subject of the Company’s tender offer were issued as “employee stock options” to individuals serving as employees at the time of grant under the terms of “employee benefit plans” as defined in Rule 405 under the Securities Act of 1933, as amended. We note that, in the context of the issuance of securities to employees under “employee benefit plans” as defined in Rule 405, the SEC defined the term “employee” specifically to include “former employees” for purposes of allowing former employees to exercise “employee benefit plan stock options.” See Instruction A.1(a)(3) to Form S-8.
     In fact, the Company believes that it is more consistent with the all-holders rule to include in the tender offer, rather than to exclude from it, option holders who are former employees but who are otherwise similarly situated to option holders who are current employees. The Company believes that the Exemptive Order should be read to permit the inclusion of former employees in the Company’s tender offer and thereby promote, rather than hinder, the purposes of the all-holders rule.1 As noted by the SEC in the Exemptive Order, more traditional employee stock option exchange offers “do not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.” The Company does not believe that including former employees in its tender offer presents any new concerns about discriminatory treatment. Instead, the Company believes that including former employees specifically eliminates a potential concern about the discriminatory treatment of option holders that might otherwise be present.
     The Company also believes that including both current and former employees as eligible participants in the tender offer serves the same compensatory purposes. All of the eligible options were granted to individuals during the course of their employment

[1]	We note that, although including former employees in the tender offer is more consistent with the all-holders rule than excluding them, we believe that the Exemptive Order merely permits, but does not require, their inclusion. We believe that the Exemptive Order, by providing specific exemptive relief from the all-holders rule, permits both the inclusion and the exclusion of former employees from any issuer tender offer covered by the Exemptive Order, depending on the compensation policies and practices of the issuer.

Mr. Michael Pressman
January 12, 2007

with the Company, and all of the eligible options were intended to afford employees the opportunity to profit from appreciation in the price of the Company’s common stock. The scope of this opportunity to earn compensation is governed by the terms of the option plans and the options, which specifically contemplate that employees whose employment is terminated by the Company (other than for cause) would have a 90-day post-employment period in which to exercise vested options. In essence, one of the Company’s compensatory purposes was to grant options having post-employment exercise terms that its employees would regard as competitive or favorable. By including in the tender offer former employees whose post-employment exercise period will not have expired until after the conclusion of the tender offer, the Company intended to enable them to obtain the benefit of those options — and thereby achieve the Company’s original compensatory purposes — while at the same time avoiding potential adverse tax consequences under Section 409A of the Internal Revenue Code, as amended.2,3
     Finally, the Company notes that excluding former employees from participating in the tender offer would likely result in confusion and perceived unfairness. An eligible participant could validly elect to participate in the offer while serving as a current employee and then have his or her employment terminated by the Company before the conclusion of the tender offer. If former employees were not eligible to participate in the tender offer, such a former employee would be excluded from the benefits of the tender offer, notwithstanding that the individual submitted a valid election at a time when he or she was eligible to do so. As above, the Company believes that permitting such an individual to continue to participate in the tender offer is more consistent with the all-holders rule than the alternative and arguably eliminates the most discriminatory treatment imaginable: the exclusion from the tender offer of the very individual who was previously eligible to participate in the tender offer with respect to the very same securities.

[2]	As noted above, in the context of the issuance of securities to employees under employee benefit plans under Form S-8, the SEC defined “employee” specifically to include “former employees” for certain purposes. We believe that former employees were included as eligible recipients of securities issued under a registration statement on Form S-8 because the SEC appreciated that options issued under an employee benefit plan and held by former employees have the same compensatory purposes as options held by current employees. Cf. Registration and Reporting Requirements for Employee Benefit Plans, Securities Act Release No. 6836, Exchange Act Release No. 26917, [1989 Transfer Binder] Fed. Sec. L. Rptr. ¶84,420, at 80167 (June 12, 1989) (adopting instruction codifying the staff’s interpretive position regarding the availability of Form S-8 for certain transactions involving former employees who had been granted stock options); cf. also American Bar Ass’n., SEC No-Action Letter (February 14, 1989), as clarified in American Bar Ass’n., SEC No-Action Letter (May 1, 1989) (“It is the Division’s view that Form S-8 is available for sales of an issuer’s securities to terminated employees upon the exercise of non-transferable stock options granted pursuant to an employee benefit plan so long as such exercises are permitted under the plan and, to the extent required by the plan, have been approved by the Board of Directors or Committee having authority to grant options under the plan.”).

[3]	See note 6 below.

Mr. Michael Pressman
January 12, 2007

     Because the inclusion of former employees in the Company’s tender offer serves the purposes of the all-holders rule and does not involve acts or practices that are fraudulent, deceptive or manipulative, such inclusion is consistent with the Exemptive Order.
SEC Comment:
2.    As you are aware, Rule 13e-4(f)(5) requires you to pay for or return tendered options “promptly” after the termination of the offer. The cash payment to be made in exchange for certain tendered options will not be paid until January 20, 2008 at the earliest. Please provide your legal analysis as to how this delay in payment is consistent with Rule 13e-4(f)(5). Your discussion should address in greater detail that in the Offer to Amend the reasons for the need to delay payment until the year after amending the existing options. In addition, your discussion should address the reasons for the need to delay payments further for unvested options.
The Company’s Response:
     Rule 13e-4(f)(5) provides that “[t]he issuer or affiliate making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.” The Company believes that its tender offer complies with this rule for the reasons explained below.
     It should first be noted that the consideration being offered by the Company in the tender offer does not consist of cash. Rather, as stated on the cover page of the Offer to Amend, the consideration being offered to eligible participants consists of eligibility to receive one or more cash payments at various future dates, the earliest of which is scheduled to occur as soon as practicable after January 20, 2008. In essence, the consideration being offered is the Company’s contractual commitment to pay the cash bonuses described in the Offer to Amend on the terms and conditions set forth therein. See the Company’s Offer to Amend, Section 4 at page 21 (“Our acceptance of your submitted acceptance of the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.” (Emphasis added.)).
     The consideration being offered consists of two components. First, holders of eligible options who elect to participate in the tender offer will become eligible to receive a cash bonus relating to the portion of their amended eligible options that is vested at the conclusion of the tender offer. This cash bonus is payable as soon as practicable after January 20, 2008 (one of the Company’s earliest payroll dates in that calendar year). Second, such holders will become eligible to receive another cash bonus relating to the portion of their amended eligible options that is not vested at the conclusion of the tender offer. This second cash bonus is payable in up to four installments over two years, depending on the last vesting date of the holder’s amended options, and the payment of each installment is contingent on the option holder’s continued employment with the Company on the relevant payment date. This cash

Mr. Michael Pressman
January 12, 2007

bonus is payable in one or more installments in April 2008, October 2008, April 2009 and October 2009.
     The timing of the payment of the two cash bonuses was driven by different considerations. First, the Company wished to pay the cash bonus relating to vested options at the earliest practicable time. However, the Company understands that the rules issued by the Internal Revenue Service with regard to bringing discounted options that are subject to Section 409A into compliance with Section 409A prohibit the Company from making compensatory payments to the options holders in 2007.
     As explained in more detail in the following paragraphs, the guidance issued to date by the IRS with regard to stock options issued at a discount and subject to Section 409A provides that such options may be brought into compliance with Section 409A by amending them to increase the exercise price to an amount that is at least equal to the fair market value of the underlying stock as of the original grant date. To the extent that such remediation occurs in 2007, however, the IRS guidance does not permit making any payment in 2007 to compensate the option holder for the increase in exercise price.
     This remediation method was first permitted during calendar year 2005 pursuant to IRS Notice 2005-1, Guidance Under § 409A of the Internal Revenue Code, 2005-2 I.R.B. 274, 285 (January 10, 2005) (Q&A 18(d)), which provided further that a payment to an option holder for cancellation of the deferral (that is, the increase in the exercise price of a discounted stock option to fair market value) could be made in 2005 provided that the amount of such payment was included in the option holder’s income in calendar year 2005. Id. at 286 (Q&A 20(b)).
     The period in which issuers could use this remediation method was subsequently extended until December 31, 2006 by proposed regulations issued in September 2005. See Application of Section 409A to Nonqualified Deferred Compensation Plans, 70 Fed. Reg. 57930, 57956 (October 4, 2005). However, the IRS provided as part of the extension that a payment for the cancellation of the deferral could not be made in 2006. Id. (“the period during which the cancellation and reissuance [i.e., the amendment of a discounted stock option to increase the exercise price to fair market value] may occur is extended until December 31, 2006, but only to the extent that such cancellation and reissuance does not result in the cancellation of a deferral in exchange for cash or vested property in 2006.”).
     Most recently, in IRS Notice 2006-79, Additional Transition Relief Under Section 409A, 2006-43 I.R.B. 763 (October 23, 2006), the IRS further extended the deadline for this remediation method until December 31, 2007, but again expressly provided that no payment of cash for the deferral may be made in the year of remediation (2007). Id. at 764 (Section 3.04 states: “the period during which the cancellation and reissuance [i.e., the amendment of a discounted stock option to increase the exercise price to fair market value] may occur is extended until December 31, 2007,

Mr. Michael Pressman
January 12, 2007

but only to the extent such cancellation and reissuance in 2007 does not result in the cancellation of a deferral in exchange for cash or vested property in 2007.”).
     Based on this IRS guidance, the Company determined that, because the amendment of outstanding eligible options will occur during calendar year 2007 (promptly after the conclusion of the tender offer, presently scheduled for January 24, 2007), the Company would not be permitted to pay any cash amount pursuant to the tender offer at any time during calendar year 2007. As a result, the Company selected the earliest practicable payroll date in 2008 as the date on which it will pay the cash bonus relating to vested shares under the options amended pursuant to the tender offer.
     As for the portion of the cash bonus relating to shares that are not vested at the conclusion of the tender offer, the timing of the payments in one or more installments was driven by two considerations: first, the same concerns regarding compliance with Section 409A described above, and second, the Company’s legitimate business objective to retain the incentive effect of the original option grants. The first consideration drove the postponement of the first installment payment relating to unvested option shares until 2008. The second consideration drove the Company’s decision to pay the cash bonus relating to unvested option shares in up to four installments over two years. In order for any employee to obtain a financial benefit from unvested stock option shares, the employee must ordinarily remain employed by the Company until the shares vest. Only upon vesting may the employee exercise the option and receive cash upon the subsequent sale of the vested shares. If the Company were required to pay the entire amount of the cash bonus relating to unvested shares promptly after the expiration of the tender offer, the Company’s employees would receive an immediate cash benefit relating to option shares that will not vest for months or years (if ever, in the case of employees whose employment is terminated before their options fully vest). As a result, the Company would lose some of the incentive effect that the vesting provisions of its employee stock options were intended to achieve. In order to retain that incentive effect, the Company elected to impose vesting terms on this portion of the cash bonus. Although the Company’s employee stock options generally vest monthly over five years, the Company adopted a simpler vesting structure to ease the administrative burdens of calculating and making the bonus payments.
     In Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (November 7, 2003), the staff granted no-action relief in a substantially similar situation. In that case, Martha Stewart Living Omnimedia conducted an exchange offer in which it offered eligible employees the opportunity to exchange certain stock options for “the right to receive, at a future date, a special cash bonus payment.” The exchange offer commenced on September 23, 2003 and ended on November 7, 2003. As described in the no-action letter, “[u]nder the terms of the Offer, any eligible employee whose eligible options are accepted for exchange will receive a contractual right to receive a specified cash payment on the first ... payroll date in July 2004, so long as such employee remains continuously employed by [Martha Stewart Living Omnimedia] through June 30, 2004.” The payment of cash was delayed for more than six months

Mr. Michael Pressman
January 12, 2007

after the expiration of the tender offer. In justifying its request for no-action relief, Martha Stewart Living Omnimedia specifically stated that it adopted the vesting feature of the cash payment “to incentivize eligible employees to remain employed with [Martha Stewart Living Omnimedia] during the vesting period” and that the vesting feature was “an essential element of the transaction.” In addressing the “prompt payment” requirement of Rule 13e-4(f)(5), Martha Stewart Living Omnimedia said the following:
“We believe that the appropriate characterization of the Offer is that the consideration being paid to tendering employees is a contractual right and that the ‘prompt payment’ requirement of Rule 13e-4(f)(5) is satisfied because that contractual right is received at the time of acceptance of the tendered options. In our view, the fact that it is a term of the contractual right that a cash bonus will be paid only upon expiration of a vesting period should not raise any issue under Rule 13e-4(f)(5). In this regard, we believe that the Offer is not distinguishable from exchange offers in which existing options are exchanged for new options which are subject to vesting conditions. We are unaware that the Staff has objected to these types of exchange offers on the basis that they raise ‘prompt payment’ issues.”
     We agree with this reasoning, and we believe the SEC has followed this logic in related no-action letters.4 For example, in two of the stock option exchange offers specifically cited in the Exemptive Order,5 a central provision of the offer was that the “new” options to be issued to participating employees would not be issued until at least six months and one day after the cancellation of tendered options. See Lante Corporation, Tender Offer Statement (Schedule TO-I/A), Exhibit (a)(1)(A), at cover page (January 12, 2001) (“We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange.”); Digimarc Corporation, Tender Offer Statement (Schedule TO-I), Exhibit 99.(a)(1)(A), at cover page (February 16, 2001) (“Subject to the terms and conditions of this offer, we will grant the new options during the 30-day period from and after the first business day which is at least six months and two days after the date we cancel the eligible options accepted for exchange.”). This provision was included in order to avoid adverse variable accounting treatment that would otherwise result. In these exchange offers, not only did employees not receive replacement options until more than six months after the conclusion of the tender offer, but they also did not even know all of the material terms — specifically, the exercise price — of those replacement options at the time they elected to participate in the tender offer. Moreover, the delay in

[4]	We acknowledge that the staff did not necessarily concur with the analysis presented by Martha Stewart Living Omnimedia.

[5]	Lante Corporation, SEC No-Action Letter (February 9, 2001); Digimarc Corporation, SEC No-Action Letter (March 16, 2001).

Mr. Michael Pressman
January 12, 2007

the issuance of replacement options was designed to enable the issuer — rather than the beneficiaries of the tender offer — to avoid adverse accounting consequences. In the case of the Company’s tender offer, the delay in payment to 2008 was designed in part to enable participating option holders — the beneficiaries of the tender offer — to avoid adverse tax consequences that would otherwise befall them personally.
     As another example, the staff of the SEC granted no-action relief to Microsoft Corporation in connection with a novel “stock option transfer program” designed to enable its employees to realize some value from underwater stock options. See Microsoft Corporation, SEC No-Action Letter (October 15, 2003). In that case, participating option holders would receive, in exchange for the surrender of their stock options, the contingent right to receive one or two cash payments. The first payment would not be made until after the conclusion of a pricing period more than three weeks after the expiration of the exchange offer. More importantly, the second payment would not be made until “after completion of a period of continued service that, for most employees, will be approximately two years and, for senior management employees, will be approximately two years for one-half of their [second payment] and three years for the remainder of their [second payment].” In the case of each payment, it was a condition of the offer that the participant remain a Microsoft employee for the requisite vesting period. As in the Martha Stewart Living Omnimedia no-action letter, Microsoft explained that “[t]he contingent payment structure is designed to serve Microsoft’s compensatory purpose of providing incentives for continued employment by participants.”6
     Finally, we note the no-action relief granted by the staff to Security Capital Assurance Ltd. and XL Capital Ltd. in connection with an employee exchange offer. See Security Capital Assurance Ltd., SEC No-Action Letter (October 31, 2006). Although that letter sought relief from the all-holders rule and not the prompt payment rule, we note that the exchange offer involved the surrender of underwater stock options in exchange for a long-term cash incentive award. Participating employees would be granted a long-term incentive plan award upon the expiration of the exchange offer, which counsel for Security Capital Assurance described as “prompt payment” for the surrendered options. The terms of the award provided that participating employees would receive a single lump-sum cash payment, based on a formula, between December

[6]	In connection with the Company’s response to SEC Comment #1, we note that, subsequent to the issuance of the Microsoft Corporation no-action letter, the staff granted no-action relief to Comcast Corporation in connection with a similar stock option liquidity program that Comcast conducted “for compensatory purposes” for former employees. See Comcast Corporation, SEC No-Action Letter (October 7, 2004). In seeking no-action relief, Comcast specifically argued that relief should be granted in part because of the similarities between its exchange offer and the exchange offers contemplated by the Exemptive Order. Cf. Security Capital Assurance Ltd., SEC No-Action Letter (October 31, 2006) (noting that the staff had followed the logic and policy of the Exemptive Order in granting relief to Comcast). Although the staff did not necessarily concur with Comcast’s analysis, the staff did specifically note the “compensatory objectives” of Comcast’s option liquidity program for former employees.

Mr. Michael Pressman
January 12, 2007

31, 2008 and March 31, 2009, more than two years after the expiration of the offer on December 11, 2006. The terms of the award also provided that participating employees would receive the award only if they remained continuously employed by Security Capital Assurance through December 31, 2008. As in the Company’s Offer to Amend, Security Capital Assurance proposed that it would send a letter evidencing the award to participants promptly after consummation of the exchange offer. Cf. the Company’s Offer to Amend, Section 6 at page 22 (“Promptly following the Expiration Date, we will provide the holder of each Eligible Option subject to a validly submitted acceptance of the Offer with a letter evidencing your eligibility to receive the Cash Bonus in accordance with the terms of the Offer.”).
     In each of the tender offers conducted by Martha Stewart Living Omnimedia, Microsoft and Security Capital Assurance, the issuer made a contractual commitment promptly after the expiration of the tender offer to pay participating option holders the cash consideration described in the tender offer on the terms and conditions set forth therein, which in two cases involved delays of longer than two or three years. In these cases, the Company believes that the “consideration offered” by the issuer for purposes of Rule 13e-4(f)(5) was the contractual commitment, not the cash ultimately payable under the terms of that commitment (if and when those terms were satisfied). The Company further believes that these issuers satisfied the prompt payment requirements of Rule 13e-4(f)(5) by making that contractual commitment (typically evidenced by a letter sent to participating option holders) promptly after the conclusion of the tender offer.
     In conclusion, the Company believes that its tender offer will satisfy the prompt payment requirement of Rule 13e-4(f)(5) by virtue of its contractual commitment to participating option holders to pay the cash bonuses on the terms and conditions described in the Offer to Amend. The Company believes that in this respect its tender offer is structured in substantially the same manner as the exchange offers described above for which the staff granted no-action relief. As noted in Section 4 of the Offer to Amend, the Company will have a “binding agreement” with each participating option holder upon the Company’s acceptance of such option holder’s election to participate in the offer and, as noted in Section 6 of the Offer to Amend, the Company will provide a letter evidencing the Company’s contractual commitment to each participating option holder promptly after the expiration of the tender offer.
* * *
     As requested, enclosed is a written statement from the Company containing the acknowledgements described in the closing comments of the staff’s letter.

Mr. Michael Pressman
January 12, 2007

     If you have any questions regarding the Company’s response, please feel free to call me directly at (617) 832-1201 or my partner Bob Sweet directly at (617) 832-1160.

Sincerely,
/s/ John D. Hancock

John D. Hancock

cc:	David H. Benton Jr.
Brian P. Flanagan
James D. Freedman, Esq.
James W. Romeo, Esq.
Robert W. Sweet Jr., Esq.

[Progress Software Corporation letterhead]
January 12, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Ladies and Gentlemen:
     Pursuant to the letter dated January 8, 2007 from Michael K. Pressman, Special Counsel in the Office of Mergers and Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), regarding the Schedule TO-I filed by Progress Software Corporation (“Progress”) with the SEC on December 22, 2006, as amended (the “Schedule TO”), Progress hereby acknowledges that:
1.	Progress is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Schedule TO; and
3.	Progress may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Respectfully yours, Progress Software Corporation
By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer